SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___________)*

Enphase Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29355A107

(CUSIP Number)

January 9, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒     Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 9

CUSIP # 29355A107	Page 2 of 11

1.	NAME OF REPORTING PERSONS Foris Ventures, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.

SOLE VOTING POWER

5,406,574 shares, except that Vallejo Ventures Trust (“VVT”), the member of Foris Ventures, LLC (“FV”), may be deemed to have sole power to vote these shares, and L. John Doerr (“John Doerr”) and Ann Doerr (“Ann Doerr”), the trustees of VVT, and Barbara Hager (“Barbara Hager”), the special trustee of VVT, may be deemed to have shared power to vote these shares.

	6.	SHARED VOTING POWER See response to row 5.
7.

SOLE DISPOSITIVE POWER

5,406,574 shares, except that VVT, the member of FV, may be deemed to have sole power to dispose of these shares, and John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to dispose of these shares.

	8.	SHARED DISPOSITIVE POWER See response to row 7.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,406,574
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	8.0%
12.	TYPE OF REPORTING PERSON	OO

CUSIP # 29355A107	Page 3 of 11

1.	NAME OF REPORTING PERSONS Vallejo Ventures Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.

SOLE VOTING POWER

5,406,574 shares, all of which are directly owned by FV. VVT, the member of FV, may be deemed to have sole power to vote these shares, and John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote these shares.

	6.	SHARED VOTING POWER See response to row 5.
7.

SOLE DISPOSITIVE POWER

5,406,574 shares, all of which are directly owned by FV. VVT, the member of FV, may be deemed to have sole power to dispose of these shares, and John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to dispose of these shares.

	8.	SHARED DISPOSITIVE POWER See response to row 7.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,406,574
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	8.0%
12.	TYPE OF REPORTING PERSON	OO

CUSIP # 29355A107	Page 4 of 11

1.	NAME OF REPORTING PERSONS L. John Doerr
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 shares.
6.

SHARED VOTING POWER

5,406,574 shares, all of which are directly owned by FV. John Doerr is a trustee of VVT, which is the member of FV. John Doerr may be deemed to have shared power to vote these shares.

	7.	SOLE DISPOSITIVE POWER 0 shares.
8.

SHARED DISPOSITIVE POWER

5,406,574 shares, all of which are directly owned by FV. John Doerr is a trustee of VVT, which is the member of FV. John Doerr may be deemed to have shared power to dispose of these shares.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,406,574
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	8.0%
12.	TYPE OF REPORTING PERSON	IN

CUSIP # 29355A107	Page 5 of 11

1.	NAME OF REPORTING PERSONS Ann Doerr
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 shares.
6.

SHARED VOTING POWER

5,406,574 shares, all of which are directly owned by FV. Ann Doerr is a trustee of VVT, which is the member of FV. Ann Doerr may be deemed to have shared power to vote these shares.

	7.	SOLE DISPOSITIVE POWER 0 shares.
8.

SHARED DISPOSITIVE POWER

5,406,574 shares, all of which are directly owned by FV. Ann Doerr is a trustee of VVT, which is the member of FV. Ann Doerr may be deemed to have shared power to dispose of these shares.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,406,574
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	8.0%
12.	TYPE OF REPORTING PERSON	IN

CUSIP # 29355A107	Page 6 of 11

1.	NAME OF REPORTING PERSONS Barbara Hager
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 shares.
6.

SHARED VOTING POWER

5,406,574 shares, all of which are directly owned by FV. Barbara Hager is the special trustee of VVT, which is the member of FV. Barbara Hager may be deemed to have shared power to vote these shares.

	7.	SOLE DISPOSITIVE POWER 0 shares.
8.

SHARED DISPOSITIVE POWER

5,406,574 shares, all of which are directly owned by FV. Barbara Hager is the special trustee of VVT, which is the member of FV. Barbara Hager may be deemed to have shared power to dispose of these shares.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,406,574
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	8.0%
12.	TYPE OF REPORTING PERSON	IN

CUSIP # 29355A107	Page 7 of 11

ITEM 1(A).	NAME OF ISSUER
Enphase Energy, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES
1420 N. McDowell Blvd
Petaluma, CA 94954

ITEM 2(A).	NAME OF PERSONS FILING
This Schedule is filed by Foris Ventures, LLC, Vallejo Ventures Trust, L. John Doerr, Ann Doerr, and Barbara Hager. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE
The address for each of the Reporting Persons is:
c/o Foris Ventures, LLC
751 Laurel Street #717
San Carlos, CA 94070

ITEM 2(C).	CITIZENSHIP
See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES
Common Stock

ITEM 2(D)	CUSIP NUMBER
29355A107

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

ITEM 4.	OWNERSHIP
The following information with respect to the ownership of the common stock of the Issuer by the persons filing this Statement is provided as of January 17, 2017:
(a)	Amount beneficially owned:
See Row 9 of cover page for each Reporting Person.
(b)	Percent of Class:
See Row 11 of cover page for each Reporting Person.
(c)	Number of shares as to which such person has:

CUSIP # 29355A107	Page 8 of 11

(i)	Sole power to vote or to direct the vote:
See Row 5 of cover page for each Reporting Person.
(ii)	Shared power to vote or to direct the vote:
See Row 6 of cover page for each Reporting Person.
(iii)	Sole power to dispose or to direct the disposition of:
See Row 7 of cover page for each Reporting Person.
(iv)	Shared power to dispose or to direct the disposition of:
See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Under certain circumstances set forth in the operating agreement of FV and the trust agreement of VVT the member and beneficiaries, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a member or beneficiary.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable
ITEM 10.	CERTIFICATION.
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP # 29355A107	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2017

FORIS VENTURES, LLC

By:	/s/ Barbara Hager
Name:	Barbara Hager
Title:	Manager

VALLEJO VENTURES TRUST

By:	/s/ Barbara Hager
Name:	Barbara Hager
Title:	Special Trustee

L. JOHN DOERR

By: /s/ L John Doerr, by Barbara Hager as his attorney in fact

ANN DOERR

By: /s/ Ann Howland Doerr, by Barbara Hager as her attorney in fact

BARBARA HAGER

By: /s/ Barbara Hager

CUSIP # 29355A107	Page 10 of 11

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	10

CUSIP # 29355A107	Page 11 of 11

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: January 18, 2017

FORIS VENTURES, LLC

By:	/s/ Barbara Hager
Name:	Barbara Hager
Title:	Manager

VALLEJO VENTURES TRUST

By:	/s/ Barbara Hager
Name:	Barbara Hager
Title:	Special Trustee

L. JOHN DOERR

By: /s/ L John Doerr, by Barbara Hager as his attorney in fact

ANN DOERR

By: /s/ Ann Howland Doerr, by Barbara Hager as her attorney in fact

BARBARA HAGER

By: /s/ Barbara Hager